SHEARMAN & STERLING LLP

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811-00558
Branch 22

jfortinsky@shearman.com
212-848-4900

February 4, 2008

By Federal Express

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

To whom it may concern:

In accordance with Section 33 of the Investment Company Act of 1940, please find a copy of the following stipulations, both of which dismiss claims asserted in *In re Hartford Mutual Funds Fee Litigation*, Master File: 3:04CV00344 (AWT) (D. Conn.), an action to which Hartford Financial Services Group, Inc. and certain of its affiliates are a party: (i) Stipulation of Dismissal, With Prejudice, of Claims Asserted Under Sections 34(b), 36(a) and 48(a) of the Investment Company Act of 1940, entered December 10, 2007; and (ii) Stipulation of Dismissal With Prejudice, entered February 1, 2008.

Very truly yours,

Jerome S. Fortinsky

Enclosures

SEC
Mail Processing
Section

FEB 05 2008

Washington, DC
105

PROCESSED

FEB 26 2008

THOMSON
FINANCIAL

[redacted]

08015354

NYDOCS04/487736.2

811-00558
40-33

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

In re HARTFORD MUTUAL FUNDS FEE LITIGATION THIS DOCUMENT RELATES TO: ALL ACTIONS	)))))	MASTER FILE: 04-cv-00344 (AWT)

STIPULATION OF DISMISSAL WITH PREJUDICE

IT IS HEREBY STIPULATED AND AGREED by and between defendants The Hartford Financial Services Group, Inc., Hartford Investment Financial Services, LLC, Hartford Securities Distribution Company, Inc., PLANCO Financial Services Inc., and Wellington Management Company, LLP, and plaintiffs Brian Abrams, Bo Bortner and Linda Smith that the above-captioned action, and the other actions consolidated therein by order of the District Court on July 15, 2004, including without limitation *Smith v. Hartford Financial Serv. Group Inc*, 3:04cv344 (AWT), *Abrams v. Hartford Financial Serv. Group Inc*, 3:04cv351 (AWT), *Rollins v. Hartford Financial Serv. Group Inc*, 3:04cv406 (AWT), *Bortner v. Hartford Financial Serv. Group Inc*, 3:04cv429 (AWT), and *Thews v. Hartford Financial Serv. Group Inc*, 3:04cv567 (AWT), are hereby DISMISSED WITH PREJUDICE.

Dated: January 30, 2008

HURWITZ, SAGARIN & SLOSSBERG, LLC

By: /s/ David A. Slossberg
J. Daniel Sagarin (CT 04289)
David A. Slossberg (CT 13116)
147 North Broad Street
P.O. Box 112
Milford, CT 06460
Tel.: (203) 877-8000

SCHATZ & NOBEL, P.C.
Andrew M. Schatz (CT 00603)
Jeffrey S. Nobel (CT 04855)
Patrick A. Klingman (CT 17813)
20 Church Street, Suite 1700
Hartford, CT 06103
Tel.: (860) 493-6292

Co-Liaison Counsel

MILBERG WEISS LLP
Jerome M. Congress
Janine L. Pollack
One Pennsylvania Plaza
New York, NY 10119
Tel.: (212) 594-5300

Lead Counsel and Chair of the Executive Committee

SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Tel.: (610) 667-7706

Member of the Executive Committee

SHEARMAN & STERLING LLP

By: /s/ Jerome S. Fortinsky
Jerome S. Fortinsky
599 Lexington Avenue
New York, NY 10022
Tel: (212) 848-4000

DAY PITNEY LLP
Thomas J. Groark, Jr. (CT 04245)
Mitchell R. Harris (CT 09216)
242 Trumbull Street
Hartford, CT 07103-3449
Tel: (860) 275-0100
Fax: (860) 275-0343
E-mail: tjgroark@dbh.com
E-mail: mrharris@dbh.com

Counsel for Defendants The Hartford Financial Services Group, Hartford Investment Financial Services, LLC, Hartford Securities Distribution Company, Inc. and PLANCO Financial Services Inc.

SULLIVAN & WORCESTER

By: /s/ Ira K. Gross
Ira K. Gross
One Post Office Square
Boston, MA 02109
Tel: (617) 338-2800

MURTHA CULLINA LLP
CityPlace I
185 Asylum St., 29th Floor
Hartford, CT 06103
Tel: (860) 240-6000

Counsel for Defendant Wellington Management Company, LLP

STULL STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
Suite 500
New York, NY 10017
Tel.: (212) 687-7230

Member of the Executive Committee

MURRAY, FRANK & SAILER LLP
Brian P. Murray
275 Madison Avenue
New York, NY 10016
Tel.: (212) 682-1818

Member of the Executive Committee

SCOTT + SCOTT, LLP
David R. Scott (CT 16080)
Erin Green Comite (CT 24886)
108 Norwich Avenue
P.O. Box 192
Colchester, CT 06415
Tel.: (800) 404-7770

Member of the Executive Committee

GLANCY BINKOW & GOLDBERG LLP
Michael M. Goldberg
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067
Tel.: (310) 201-9150

WEISS & LURIE
Joseph H. Weiss
551 Fifth Avenue
New York, NY 10176
Tel.: (212) 682-3025

BROWER PIVEN, A PROFESSIONAL CORPORATION
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Tel.: (410) 332-0030

Additional Plaintiffs' Counsel

SO ORDERED:

____
Alvin W. Thompson
United States District Judge

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing was filed electronically. Notice of this filing will be sent by e-mail to all parties by operation of the court's electronic filing system. Parties may access this filing through the court's CM/ECF System.

By /s/ Mitchell R. Harris
Mitchell R. Harris (ct09216)

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

In re HARTFORD MUTUAL FUNDS FEE LITIGATION THIS DOCUMENT RELATES TO: ALL ACTIONS	)))))	MASTER FILE: 04-cv-00344 (AWT)

STIPULATION OF DISMISSAL, WITH PREJUDICE, OF CLAIMS ASSERTED UNDER SECTIONS 34(b), 36(a) AND 48(a) OF THE INVESTMENT COMPANY ACT OF 1940

WHEREAS on February 23, 2007, with the agreement of the parties, the Court entered an order granting the Motion for Leave to File a Second Consolidated Amended Complaint filed by Plaintiffs Linda Smith, Brian Abrams, Bo Bortner, Jacky Rollins and Maurice S. Thews (the "Plaintiffs"), and denying the defendants' then pending motions to dismiss as moot;

WHEREAS on March 22, 2007, the Court entered Plaintiffs' Second Consolidated Amended Complaint (the "Complaint") alleging claims under Sections 34(b), 36(a) and 48(a) of the Investment Company Act of 1940 (the "ICA") on behalf of the Class and claims under ICA Sections 36(b) and 48(a) on behalf of the 36(b) Funds, as that term is defined in the Complaint;

WHEREAS on March 15, 2007, the Court of Appeals for the Second Circuit held in Bellikoff v. Eaton Vance Corp., 481 F.3d 110, 117 (2d Cir. 2007), that there are no private rights of action under Sections 34(b), 36(a) and 48(a) of the ICA;

WHEREAS none of the 36(b) Funds subject to Plaintiffs' claims under Section 36(b) of the ICA was or is sub-advised by Hartford Investment Management Company ("HIMCO") during the period of February 27, 2003 to the present; and

WHEREAS neither Jacky Rollins nor Maurice S. Thews held shares in the 36(b) Funds during the relevant period;

NOW, THEREFORE, the parties in the above-captioned action hereby stipulate and agree pursuant to Federal Rule of Civil Procedure 41(a)(1)(ii) that:

1. The claims in the Complaint asserted under Sections 34(b), 36(a) and 48(a) shall be dismissed with prejudice,

2. Claims against HIMCO are hereby dismissed with prejudice, and HIMCO shall accordingly no longer be a defendant.

3. All claims asserted by Jacky Rollins and Maurice S. Thews are hereby dismissed with prejudice.

4. Each party shall bear its own costs, fees and expenses.

5. Nothing herein is intended to dismiss or release any claims for relief that Plaintiffs may have in this action against any other person, entity, or party, all such rights and claims for relief being expressly reserved by Plaintiffs.

Dated: December 6, 2007

Respectfully submitted,

HURWITZ, SAGARIN SLOSSBERG & KNUFF, LLC

By: ______________________

J. Daniel Sagarin (CT 04289)
David A. Slossberg (CT 13116)
Andrew W. Skolnick (CT13422)
147 North Broad Street
P.O. Box 112
Milford, CT 06460
Tel.: (203) 877-8000

SCHATZ & NOBEL, P.C.
Jeffrey S. Nobel (CT 04855)
Andrew M. Schatz (CT 00603)
20 Church Street, Suite 1700
Hartford, CT 06103
Tel.: (860) 493-6292

Co-Liaison Counsel

MILBERG WEISS LLP
Jerome M. Congress
Janine L. Pollack
One Pennsylvania Plaza
New York, NY 10119
Tel.: (212) 594-5300

Lead Counsel and Chair of the Executive Committee

SHEARMAN & STERLING LLP

By: ______________________
Jerome S. Fortinsky
599 Lexington Avenue
New York, NY 10022
Tel: (212) 848-4000

DAY PITNEY LLP
Thomas J. Groark, Jr.
Mitchell R. Harris
242 Trumball St.
Hartford, CT 06103-3449
Tel: (860) 275-0100

Counsel for Defendants The Hartford Financial Services Group, Hartford Investment Financial Services, LLC, Hartford Investment Management Company, Hartford Securities Distribution Company, Inc., and PLANCO Financial Services Inc.

SULLIVAN & WORCESTER

By: [signature]
Ira K. Gross
One Post Office Square
Boston, MA 02109
Tel: (617) 338-2800

MURTHA CULLINA LLP
Cityplace I
185 Asylum St., 29th Floor
Hartford, CT 06103-3469
Tel: (860) 240-6000

Counsel for Defendant Wellington Management Company, LLP

END